FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of December 2004
Commission File Number 333-7182-01

                                   CEZ, a. s.

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                 (Translation of registrant's name into English)


                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F. X...... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes ..... No X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



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The following information was filed by CEZ, a. s. in Czech language with the
Prague Stock Exchange as required by its rules and regulations:

Agreement on Settlement with Dalkia France

On December 7, 2004, the Agreement on Settlement was signed among the power company CEZ and Dalkia France (and Dalkia International). At the same time, there was also executed the Agreement on Termination of Arbitration Proceedings conducted by the International Chamber of Commerce in Paris, which were initiated by Dalkia France. Dalkia France calculated the damages that arose from failure to fulfill the intention of the joint venture with CEZ in the amount of approximately USD 25 million. The agreement specifying this intention was concluded in December 1999.

It was therefore possible to prevent potential damages that represented a real threat to CEZ if the arbitration proceedings were not successful. The final settlement will be in the range of the lower third of potential damages.


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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                      CEZ, a. s.

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                                                      (Registrant)



Date:  December 9, 2004




                                            By: /s/ Libuse Latalova
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                                                    Libuse Latalova
                                                    Head of Finance
                                                    Administration